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                                                            MORGAN STANLEY

                        SECRETARY'S CERTIFICATE

        I, Patricia A. Kurtz, a duly elected and acting Assistant Secretary of Morgan Stanley Group Inc., a corporation organized and existing under the laws of the State of Delaware (the "Corporation"), certify that the following resolutions were duly and validly adopted by the Executive Committee of the Corporation by a Consent in Lieu of Meeting dated as of September 8, 1993 and that such resolutions are in full force and effect on the date hereof:

          RESOLVED, that the resolutions approved on April 23, 1991 in connection with the authorization of a specific individual to sign certain reports to be filed with the Securities and Exchange Commission ("SEC") are superseded by this resolution, and each of the following persons are authorized and directed to sign on behalf of the Corporation any reports to be filed under Section 13 of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder with the SEC, such authorizations to cease automatically upon termination of their employment with Morgan Stanley & Co. Incorporated:

                                Florence A. Davis
                                Edward J. Johnsen

     ; and

          RESOLVED FURTHER, that any actions heretofore taken by Florence A. Davis or Edward J. Johnsen in connection with the responsibilities noted in the preceding resolution are confirmed, approved and ratified.


     IN WITNESS WHEREOF, I have hereunto set my name and affixed the seal of the Corporation as of the 7th day of December, 1993.


                                        /s/ Patricia A. Kurtz
                                        -----------------------
                                        Patricia A. Kurtz
                                        Assistant Secretary
[SEAL]